UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 17, 2024 titled “GeoPark Announces Fourth Quarter 2023 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FOURTH QUARTER 2023 OPERATIONAL UPDATE

QUARTERLY PRODUCTION UP 10% WITH MORE EXPLORATION SUCCESSES

SHAREHOLDER RETURNS EXCEEDED FULL-YEAR TARGETS

Bogota, Colombia – January 17, 2024 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, today announces its operational update for the three-month period ended December 31, 2023 (“4Q2023”).

Oil and Gas Production and Operations

•	Quarterly average oil and gas production of 38,315 boepd, up 10% vs 3Q2023, due to recent exploration successes and the resumption of shut-in production in the CPO-5 Block (GeoPark non-operated, 30% WI)

•	Annual average oil and gas production of 36,563 boepd

•	2023 exit production of 38,361 boepd

•	11 rigs in operation in December 2023 (5 drilling rigs and 6 workover rigs)

•	48 gross wells[1] drilled in 2023 with a 75% success rate[2]

2023 Exploration Drilling Added 5,500+ bopd Gross and Opened New Drilling Opportunities

•	Four successful exploration wells in the Llanos 123 and Llanos 87 blocks (GeoPark operated, 50% WI), added 2,880 bopd gross and included Toritos, a new stratigraphic play in the Paleocene

•	Three successful wells in the new combined structural/stratigraphic U-sand play in the Perico Block (GeoPark non-operated, 50% WI) in Ecuador added 2,086 bopd gross in aggregate

•	Two successful exploration wells in the CPO-5 Block with the Perico 1 well currently testing 650 bopd gross and the Halcon 1 well to resume testing in late January 2024, both targeting the stratigraphic Paleocene play and trend in the northern part of the block

•	GeoPark’s 2024 drilling campaign will continue delineating the new plays opened in 2023

Successful Horizontal Well Drilling Campaign in the Llanos 34 Block (GeoPark operated, 45% WI)

•	Two horizontal wells drilled and put on production in 4Q2023

•	Five horizontal wells drilled and put on production in 2023 currently producing 10,060 bopd gross[3] in aggregate

•	Targeting to drill 2-3 additional horizontal wells in 1Q2024

Exceeded Shareholder Return Targets and Maintained a Strong Balance Sheet

•	Returned $61.2 million to shareholders in full-year 2023 through dividends and buybacks, a 13% capital return yield[4], significantly exceeding the 40-50% free cash flow return target

•	Shareholder returns included $30.0 million in dividends, a 6% dividend yield[5], and $31.2 million in buybacks (retiring 3.1 million shares, or 5.5% of total shares outstanding)

•	Renewed share buyback program for up to 10% of shares outstanding to December 2024

•	Cash and cash equivalents of $133 million[6] as of December 31, 2023 (up from $106 million as of September 30, 2023)

Portfolio Management

•	Divesting non-core and low-netback operations in Chile, expected to close in 1Q2024[7]

1 Including operated and non-operated wells.

2 Including development, appraisal and exploration wells. Does not include injector wells and wells that are currently under evaluation.

3 Average production from December 1, 2023, to December 31, 2023.

4 Based on GeoPark’s average market capitalization from December 1 to December 29, 2023.

5 Based on GeoPark’s average market capitalization from December 1 to December 29, 2023.

6 Unaudited.

7 GeoPark will no longer report production from Chile after closing of the divestment.

2024 Work Program: Growing Production, Delineating New Plays and Returning Value

•	2024 production guidance of 37,000-40,000 boepd[8] (assuming no production from the exploration drilling program), 1-9% production growth[9] versus full-year 2023

•	Self-funded 2024 capital expenditure program of $150-200 million to drill 35-45 gross wells (including 5-10 gross exploration wells and 30-35 appraisal and development wells)

•	GeoPark expects to generate Adjusted EBITDA[10] of $420-550 million and free cash flow of $90-160 million at $80-90 Brent

•	Targeting to return approximately 40-50% of free cash flow after taxes to shareholders

Upcoming Catalysts

•	Drilling and testing 12-14 gross wells in 1Q2024, targeting attractive conventional, short-cycle development, appraisal and exploration projects

•	Key projects include:

-	Llanos 34 Block: Drilling 2-3 additional horizontal wells

-	CPO-5 Block: Testing the Halcon 1 exploration well and drilling the Indico 3 development well

-	Perico Block: Drilling the Perico Norte 5 appraisal well

•	New independent reserves certification expected to be released in early February 2024

Recent Exploration Successes in Colombia & Ecuador

LLANOS BASIN

ZORZAL ESTE 1
~575
BOPD
LLANOS 87[1]
SALTADOR 1
TORITOS 1
BISBITA CENTRO 1
~2,305
BOPD
LLANOS 124[1]
LLANOS 32[3]
LLANOS 123[1]
LLANOS 34[2]
Tigana
Jacana
Mariposa
Indico
CPO-4-1[4]
LLANOS 104[1]
LLANOS 86[1]
CPO-5[5]
LLANOS 94[4]
10 km
PERICO 1
(testing activities currently underway)
~650
BOPD
GeoPark Exploration Blocks
GeoPark Producing Blocks
GeoPark Producing Oil Fields
Other Producing Oil Fields
3D Seismic to be acquired in early 2024
Average gross production from January 6, 2024, to January 13, 2024

VENEZUELA
LLANOS BASIN
COLOMBIA
PUTUMAYO & ORIENTE BASIN
ECUADOR
BRAZIL
PERU

ORIENTE BASIN

DEVELOPING A STRUCTURAL AND STRATIGRAPHIC GEOLOGICAL MODEL FOR THE U-SAND FORMATION

PERICO[4]
YIN 2
PERICO CENTRO 1
PERICO NORTE 4
~2,086
BOPD

Average gross production from January 6, 2024, to January 13, 2024

[1] GeoPark operated, 50% WI. [2] GeoPark operated, 45% WI. [3] GeoPark non-operated, 12.5% WI. [4] GeoPark non-operated, 50% WI. [5] GeoPark non-operated, 30% WI.

8 GeoPark’s 2024 consolidated production guidance includes 1,000-1,300 boepd of production in Chile, which is currently being divested with closing expected in 1Q2024. GeoPark will update its consolidated production guidance after closing of the divestment.

9 Calculated using GeoPark’s actual average production in 2023 and for 2024, the consolidated production guidance, the latter of which includes production in Chile and will be updated after closing of the divestment.

10 The Company is unable to present a quantitative reconciliation of the 2024 Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of the necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since free cash flow is calculated based on Adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the 2024 free cash flow forecast.

Breakdown of Quarterly Production by Country

The following table shows production figures for 4Q2023, as compared to 4Q2022:

	4Q2023			4Q2022
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	34,154	34,061	557	33,749	1%
Ecuador	1,419	1,419	-	1,259	13%
Chile	1,641	345	7,774	2,291	-28%
Brazil	1,101	16	6,510	1,134	-3%
Total	38,315	35,842	14,841	38,433	-0.3%

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 4,923 bopd in 4Q2023. No royalties were paid in kind in Ecuador, Chile or Brazil. Production in Ecuador is reported before the Government’s production share of approximately 450 bopd.

Quarterly Production

(boepd)	4Q2023	3Q2023	2Q2023	1Q2023	4Q2022
Colombia	34,154	31,780	33,045	32,580	33,749
Ecuador	1,419	659	634	990	1,259
Chile	1,641	1,565	1,690	1,988	2,291
Brazil	1,101	774	1,212	1,020	1,134
Total [a]	38,315	34,778	36,581	36,578	38,433
Oil	35,842	32,510	33,672	33,801	35,451
Gas	2,473	2,268	2,909	2,777	2,982

a)	In Colombia, production includes royalties paid in kind, and in Ecuador it is shown before the Government’s production share.

Oil and Gas Production Update

Consolidated:

Average net oil and gas production in 4Q2023 was 38,315 boepd, flat compared to 4Q2022, due to higher production in Colombia and Ecuador that was offset by lower production in Chile and Brazil. Oil represented 93% and 92% of total reported production in 4Q2023 and 4Q2022, respectively.

Compared to 3Q2023, consolidated oil and gas production increased 10%, due to recent exploration successes in Colombia and Ecuador and the resumption of shut-in production in the CPO-5 Block.

Colombia:

Average net oil and gas production in Colombia increased by 1% to 34,154 boepd in 4Q2023 compared to 33,749 boepd in 4Q2022, mainly due to higher production in the CPO-5 Block and to a lesser extent new production in the Llanos 123 Block, partially offset by lower production in the Platanillo Block (GeoPark operated, 100% WI) and the Llanos 34 Block.

Oil and gas production in GeoPark’s main blocks in Colombia in 4Q2023 was as follows:

•	Llanos 34 Block net average production decreased by 2% to 24,147 bopd (or 53,660 bopd gross) in 4Q2023 compared to 4Q2022, mainly due to the natural decline of the fields, partially offset by development drilling activities including the successful horizontal well drilling campaign

•	CPO-5 Block net average production increased by 12% to 6,820 bopd (or 22,734 bopd gross) in 4Q2023 compared to 4Q2022, mainly due to the reopening of the Indico 6 and Indico 7 wells in late September 2023

•	Platanillo Block average production decreased by 28% to 1,658 bopd in 4Q2023 compared to 4Q2022, due to the natural decline of the fields and to a lesser extent a damaged injector well

•	Llanos 123 Block net average production was 1,083 bopd (or 2,166 bopd gross) in 4Q2023, reflecting production from the Saltador 1 exploration well and partial production from the Toritos 1 and Bisbita Centro 1 exploration wells that were put on production during 4Q2023

Recent Activity in the Llanos Basin

Llanos 34 Block

•	Two horizontal wells were drilled and put on production during 4Q2023 and a total of five horizontal wells were put on production in full-year 2023 and are currently producing approximately 10,060 bopd gross[11] in aggregate

•	GeoPark plans to drill 2-3 additional horizontal wells in 1Q2024

CPO-5 Block

•	The Halcon 1 exploration well reached total depth in late October 2023 with preliminary logging information indicating hydrocarbon potential in the Paleocene (Guadalupe) formation. Initial production tests showed intermittent flow rates. A build-up test indicated potential well damage which could be affecting well productivity. A workover is planned to repair damage and resume testing activities in late January 2024

•	The Perico 1 exploration well reached total depth in December 2023 with preliminary logging information indicating hydrocarbon potential in the Barco (Guadalupe) formation. Testing activities started on January 10th, 2024 and the well is currently producing 650 bopd of 14 degrees API with a water cut of 8%

•	Preliminary activities are currently ongoing to acquire 230 square kilometers of 3D seismic in the northeastern part of the block which is expected to add more prospects to GeoPark’s organic exploration inventory

Llanos 123 Block

•	The Bisbita Centro 1 exploration well reached total depth in November 2023 with logging information indicating hydrocarbon potential in the Paleocene (Guadalupe) formation. Testing activities started in late November 2023 and the well is currently producing approximately 750 bopd of 19 degrees API with a water cut of less than 1%

•	The Bisbita Centro 1 well is the third successful exploration well drilled by GeoPark in the Llanos 123 Block in 2023, following the Saltador 1 and the Toritos 1 exploration wells that initiated testing in July and October 2023, respectively

Llanos 87 Block

•	The Zorzal Este 1 exploration well reached total depth in November 2023 with logging information indicating hydrocarbon potential in the Paleocene (Guadalupe) formation. Testing activities started in late November 2023 and the well is currently producing approximately 575 bopd of 33 degrees API with a water cut of 1%

Llanos 86 and Llanos 104 blocks (GeoPark operated, 50% WI):

•	The Llanos 86 and Llanos 104 blocks are adjacent to the eastern side of the CPO-5 Block

•	Initial activities have been carried out to acquire over 650 square kilometers of 3D seismic

•	Once executed, this project would be one of the three biggest onshore seismic acquisition projects in Colombia and is expected to add further prospects to GeoPark’s organic exploration inventory

Ecuador:

Average net oil production in Ecuador before the Government’s share increased 13% to 1,419 bopd in 4Q2023, (approximately 969 bopd after the Government’s share), compared to 1,259 bopd in 4Q2022, mainly due to the successful drilling and testing of the Yin 2, Perico Centro 1 and Perico Norte 4 wells in the new combined structural/stratigraphic U-sand play in the Perico Block.

Ecuador is currently producing approximately 2,820 bopd gross.

The Government’s production share varies with oil prices and is approximately 30-40%, considering an Oriente crude oil price of $70-100 per barrel.

11 Average production from December 1, 2023, to December 31, 2023.

Chile:

Average net production in Chile decreased 28% to 1,641 boepd in 4Q2023 compared to 2,291 boepd in 4Q2022, resulting from the natural decline of the fields and limited drilling activities.

The production mix was 79% natural gas and 21% light oil in both 4Q2023 and 4Q2022.

Brazil:

Average net production in the Manati field (GeoPark non-operated, 10% WI) in Brazil decreased 3% to 1,101 boepd in 4Q2023 compared to 1,134 boepd in 4Q2022.

The production mix was 99% natural gas and 1% oil and condensate in both 4Q2023 and 4Q2022.

Other News

Divesting Non-Core Operations in Chile

In December 2023, GeoPark signed an agreement with Servicom Chile SPA to divest its non-core and low-netback operations in Chile for $4 million (subject to certain working capital adjustments at the closing date), including its working interest in the Fell, Isla Norte, Flamenco and Campanario blocks. Closing of the transaction is expected to occur in 1Q2024.

In 2023, GeoPark’s operations in Chile produced 1,720 boepd (87% natural gas). Adjusted EBITDA from operations in Chile for the first nine months of 2023 totaled $3.6 million.

GeoPark’s 2024 consolidated average production guidance of 37,000-40,000 boepd does not consider the Chile divestment and currently includes Chile’s 2024 average production, which was estimated at 1,000-1,300 boepd. The Company will update its production guidance after the closing of the transaction, although it expects its Adjusted EBITDA and Free Cash Flow guidance released on November 8, 2023 to remain unchanged by this divestment.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Capital Markets Director
T: +55 21 99636 9658

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentages included in this press release have not in all cases been calculated on the basis of such rounded amounts, but on the basis of such amounts prior to rounding. For this reason, certain percentages in this press release may vary from those obtained by performing the same calculations on the basis of the amounts in the financial statements. Similarly, certain other amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, drilling campaign, production guidance, shareholder returns, Adjusted EBITDA, capital expenditures and free cash flow. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: January 17, 2024